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                      [C.E. Unterberg, Towbin Letterhead]

                                                                       Exhibit 4

                                                                 April 14, 2003

Special Committee of the Board of Directors
Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough, SL3 6EZ
United Kingdom

Attention: Jerry Benjamin, John Maynard

Gentlemen:

We understand that Professional Staff plc ("Professional Staff") is considering a proposal (the "Proposal") by Ohsea Limited ("Ohsea") for the acquisition by Ohsea, by means of a scheme of arrangement under section 425 of the Companies Act 1985, of all the issued share capital, nominal value 2 pence per share, of Professional Staff (the "Capital Stock"), other than (i) shares of Capital Stock owned or controlled by Ohsea, CS Services Limited ("CS Services") and the beneficial owners of Ohsea and CS Services (the "Beneficial Owners") and (ii) certain shares of Capital Stock owned or controlled by Benjamin P. Blackden, Andrew R. Dixey and the trusts and family members of Mr. Blackden and Mr. Dixey (collectively with Ohsea, CS Services and the Beneficial Owners, the "Ohsea Parties"). Pursuant to the Proposal, (a) each holder of American Depositary Shares of Professional Staff (the "ADSs"), other than the Ohsea Parties, would receive, in cash, $2.07 per ADS (the "ADS Consideration") and (b) each holder of Capital Stock, other than the Ohsea Parties and the holders of the ADSs, would receive, in cash, $2.10 per share of such Capital Stock (the "Ordinary Share Consideration"). You have informed us that the $0.03 per share differential between the Ordinary Share Consideration and the ADS Consideration results from The Bank of New York, as depositary for the ADSs, retaining $0.03 per ADS for fees and expenses in accordance with the Deposit Agreement among Professional Staff, The Bank of New York and the owners and beneficial owners of the ADSs (the "Deposit Agreement"). The terms and conditions of the Proposal are set forth more fully in the Scheme Document (the "Scheme Document").

The board of directors of Professional Staff has appointed a committee of independent directors of Professional Staff (the "Special Committee") to consider the Proposal. In connection with the Special Committee's consideration of the Proposal, the Special Committee has asked for our opinion as to whether the ADS Consideration is fair, from a financial point of view, to the holders of the ADSs (other than the Ohsea Parties).

For purposes of this opinion, we have reviewed the Proposal, a draft of the Scheme Document and certain related documents; reviewed certain publicly available financial statements and other information of Professional Staff; and analyzed certain internal

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Professional Staff plc
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April 14, 2003

financial statements and other financial and operating data and financial forecasts of Professional Staff prepared by Professional Staff's management (the "Company Forecasts"). We have also held discussions with members of the senior management of Professional Staff regarding the financial information referred to above and the past and current business operations, financial condition and future prospects of Professional Staff. In addition, we have reviewed the reported price and trading activity of the Capital Stock; compared certain financial information of Professional Staff, including market prices and valuation multiples, for Professional Staff with similar information for certain other comparable publicly traded companies we deemed relevant; analyzed, using publicly available information, the consideration offered, and the implied transaction value multiples paid or proposed to be paid, in acquisition transactions that were announced since January 1, 1999 in the staffing services industry that we deemed relevant and compared the terms of these acquisition transactions to the terms of the Proposal; and performed such other studies and analyses as we considered appropriate.

For purposes of rendering this opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information publicly available or provided to us by Professional Staff and its management and agents. In addition, in rendering this opinion, we have assumed, with your consent and without assuming any responsibility for independent verification, that the Company Forecasts (and the assumptions and bases therefor) have been reasonably prepared by Professional Staff in good faith and on a basis reflecting the best currently available estimates, assumptions and judgments of the management of Professional Staff as to the future financial condition and performance of Professional Staff.

In providing this letter, we have assumed, with your consent and without assuming any responsibility for independent verification, that (i) The Bank of New York, as depositary for the ADSs, will not retain in excess of $0.03 per ADS for fees and expenses in accordance with the Deposit Agreement or otherwise,
(ii) the definitive Scheme Document will not differ in any material respect from the draft Scheme Document reviewed by us, (iii) the representations and warranties of the parties in the Scheme Document are, and will be, true and correct as of the date hereof and as of the closing date of the Proposal and
(iv) the Proposal will have the tax and legal effects contemplated in the Scheme Document. We have also assumed, with your consent and without assuming any responsibility for independent verification, that the historical financial statements of Professional Staff reviewed by us have been prepared and fairly presented in accordance with generally accepted accounting principles in the United States, consistently applied. In addition, we have assumed that all conditions to the consummation of the Proposal will be fulfilled and that the Proposal will be consummated in a timely manner.

We have not made an independent evaluation or appraisal of the assets and liabilities of Professional Staff or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are

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Professional Staff plc
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April 14, 2003

provided for the information and assistance of the Special Committee in connection with its consideration of the Proposal, and our opinion is limited to the fairness of the ADS Consideration, from a financial point of view, to the holders of the ADSs (other than the Ohsea Parties). Our opinion does not address the relative merits of the Proposal as compared to any alternative business strategy that might be available to Professional Staff nor does our opinion address Professional Staff's underlying business decision to effect the Proposal or constitute a recommendation of the Proposal to the Special Committee or Professional Staff's shareholders. This letter is not intended as a substitute for the exercise of the business judgment of the Special Committee in reviewing the Proposal. Finally, our opinion does not constitute an opinion or imply a conclusion as to the current price per share of the Capital Stock or the price at which Capital Stock will trade at any future time.

Our opinion is based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after that date. It should be understood that subsequent developments may affect the conclusions expressed in this opinion.

Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion that, as of the date hereof, the ADS Consideration is fair, from a financial point of view, to the holders of the ADSs (other than the Ohsea Parties).

We are acting as the Special Committee's financial advisor in connection with the Proposal and will receive a fee for the rendering of this opinion. In addition, Professional Staff has agreed to indemnify us for certain liabilities and reimburse us for certain of our expenses that may arise out of our engagement. In the ordinary course of our business, we may actively trade in the securities of Professional Staff for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. Thomas I. Unterberg, the Chairman of C.E. Unterberg, Towbin, is a director of Professional Staff and directly owns 40,000 shares of Capital Stock and holds 21,800 shares of Capital Stock through his 401K plan. In addition, Mr. Unterberg's wife owns 750 shares of Capital Stock. As of April 11, 2003, C.E. Unterberg, Towbin held (i) 600,000 shares of Capital Stock in investment accounts owned by C.E. Unterberg, Towbin, (ii) 100,000 shares of Capital Stock held by C.E. Unterberg, Towbin Capital Partners I, L.P., (iii) 371,455 shares of Capital Stock in market making accounts, (iv) 50,000 shares of Capital Stock in the account of a charitable foundation for which Mr. Unterberg acts as trustee and (v) 50 shares of Capital Stock held in accounts of employees of C.E. Unterberg, Towbin. C.E. Unterberg, Towbin has provided investment banking services and advice to Professional Staff in the past for which it has received compensation standard with industry practice.

The foregoing opinion letter is provided for the information and assistance of the Special Committee in connection with its consideration of the Proposal and is not intended to be

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Professional Staff plc
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and does not constitute a recommendation to any shareholder of Professional
Staff as to how such shareholder should vote, or take any other action, with respect to the Proposal. This opinion is not intended to confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of Professional Staff or any other party. Our opinion is not to be disclosed to or relied upon by any other person (including any shareholder of Professional Staff) or used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any publicly available statement or document, except in accordance with our prior written consent.

                                                     Very truly yours,

                                                     C.E. Unterberg, Towbin